SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________________________ to ___________________________________________

Commission file number ____________________

SPAR Group, Inc. 401(k) Profit Sharing Plan

333 Westchester Avenue, South Building, Suite 204,

White Plains, New York 10604

Telephone (914) 332-4100

(Exact name of the Plan and its address and phone number)

SPAR Group, Inc.

333 Westchester Avenue, South Building, Suite 204,

White Plains, New York 10604

Telephone (914) 332-4100

(Exact name of the Plan's Sponsor and its address and phone number)

(a)

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm
Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2015 and 2014
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014
Notes to Financial Statements
Supplemental Schedules:
Schedule of Assets (Held at End of Year), December 31, 2015 Schedule of Delinquent Participant Contributions

(b)	Exhibits

23.1	Consent of BDO USA, LLP (as filed herewith).

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS	PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2015 and 2014

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

Supplementary Information as of December 31, 2015

Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Form 5500 Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	13

Note:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of the Board of Directors

Spar Group, Inc. and Subsidiaries

SPAR Group, Inc. 401(k) Profit Sharing Plan

333 Westchester Avenue

South Building, Suite 204

White Plains, New York 10604

We have audited the accompanying statements of net assets available for benefits of the SPAR Group, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets held at year-end as of December 31, 2015 and the schedule of delinquent participant contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Troy, Michigan

July 13, 2016

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2015	2014
ASSETS

Investments at fair value
Mutual funds	$5,521,022	$5,885,385
Money market fund	721,099	731,039
Common stock fund	761,250	966,768

Total investments at fair value	7,003,371	7,583,192

Receivables
Employer contribution	64,557	120,787
Notes receivable from participants	134,525	148,508

Total receivables	199,082	269,295

Cash	1,225	97

Total assets	7,203,678	7,852,584

LIABILITIES

Excess contributions payable	2,926	4,788

Net assets available for benefits	$7,200,752	$7,847,796

The accompanying notes are an integral part of these financial statements.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED

	DECEMBER 31,
	2015	2014
Additions to net assets attributed to
Contributions
Participant	$641,397	$570,810
Employer	40,379	124,126
Rollovers	-	47,911

Total contributions	681,776	742,847

Investment Income
Dividend and interest income	78,542	72,446
Net depreciation in Fair Value of Investments	(488,274)	(216,697)

Total Investment Loss	(409,732)	(144,251)

Interest income - notes receivable from participants	4,394	3,546

Total additions	276,438	602,142

Deductions from net assets attributed to
Benefits paid to participants	918,652	681,366
Administrative and other expenses	4,830	5,040

Total deductions	923,482	686,406

Net decrease in Net Assets Available for Benefits	(647,044)	(84,264)

Net assets available for benefits, beginning of year	7,847,796	7,932,060

Net assets available for benefits, end of year	$7,200,752	$7,847,796

The accompanying notes are an integral part of these financial statements.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the SPAR Group, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan is a voluntary multiple employer defined contribution plan covering employees of SPAR Group, Inc., SPAR, Inc., SPAR Marketing Force, Inc., SPAR Infotech, Inc., SPAR Administrative Services, Inc. (f/k/a SPAR Management Services, Inc.), SP/R, Inc., and SPAR Assembly & Installation, Inc. (f/k/a SPAR National Assembly Services, Inc.),(the “Companies” or individually the “Employer”) aged twenty-one years, or older, who have completed 30 days of service as defined by the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may elect to contribute up to 100% of their annual compensation as defined in the Plan agreement up to a maximum allowed by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Employer shall contribute a Matching Employer Contribution on behalf of each participant who has elected to make deferral contributions during the Plan year and, at its discretion, may make an additional profit sharing contribution to the Plan at an amount allocated at a percentage of the participants’ annual compensation for each eligible participant who is employed on the last day of the Plan year and who has completed at least 1000 hours of service during the Plan year. The matching employer contribution is also allocated to the matching contribution account of each eligible participant who (a) died during the year while an employee, (b) terminated employment during the Plan year as a result of a total and permanent disability, or (c) terminated employment during the Plan year after attaining his or her normal retirement date. Matching employer contributions made by the Employer for a given Plan year must be deposited to the Trust no later than the end of the twelve-month period immediately following the Plan year to which the contribution relates. The Employer, in its sole and absolute discretion, may make such contributions to the Plan in cash or other property acceptable to the Trustee.

There were no additional profit sharing contributions for the years ended December 31, 2015 or 2014. Participants direct the investment of their contributions and any employer matching or discretionary contributions, into various investment options offered by the Plan. The Plan currently offers 34 mutual funds, a money market fund and SPAR Group, Inc. common stock fund as investment options for participants. Contributions are subject to certain limitations.

Contributions received from participants for the years ended December 31, 2015 and 2014 are net of payments of $2,926 and $4,788, respectively to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. Those amounts are recognized in the Plan's Statements of Net Assets Available for Benefits as “excess contributions payable” as of December 31, 2015 and 2014.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company’s matching contribution, if any, and an allocation of (a) the Company’s profit sharing contribution (when made), (b) Plan earnings, and (c) forfeitures of terminated participants’ non-vested accounts and charged with Plan losses and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SPAR GROUP, INC. 401 (k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Employer matching or discretionary contributions vest at a rate of 20% per year, beginning after the second year of service. A participant is 100% vested after six years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. The minimum amount of any loan shall not equal less than $1,000. The notes receivable are secured by the balance in the participant’s account and bear interest of 3.25% which is commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions and the term of loan shall not exceed five years.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the participant’s vested interest in his or her account or installment payments, as defined by the Plan agreement. For termination of service or for other reasons, a participant will receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age. The Plan also permits withdrawals of active participants’ elective contributions and rollover contributions in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Forfeited Accounts

Forfeited nonvested accounts are used to pay plan administration expenses and to reduce future employer cash contributions with any remaining amounts allocated among the accounts of participants. At December 31, 2015 and 2014, forfeitures of $7,388 and $4,639, respectively, were used to offset the employer match contribution. At December 31, 2015 and 2014, forfeited nonvested accounts totaled $1,899 and $5,047, respectively.

Administrative Expenses

The Plan’s administrative expenses, including an allocation of salaries, accounting and legal, are paid by the Companies and qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Fees for custodial and recordkeeping services are paid by the Plan and the Companies. Participants are charged directly for notes receivable fees and fees related to certain distribution types.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual method of accounting and in accordance with generally accepted accounting principles in the United States of America.

Reclassifications

Certain reclassifications have been made to the 2014 financial statements to conform to the 2015 financial statement presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan’s valuation policies utilizing information provided by the investment advisor and custodian. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest. Delinquent notes receivable from participants are recorded as distributions based upon the terms of the Plan agreement.

Payment of Benefits

Benefits are recorded when paid.

Recently Adopted Accounting Pronouncements

May 2015

The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2015-07, “Fair Value Measurements (Topic 820) – Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”). ASU 2015-07 eliminates the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Certain fair value leveling disclosures are no longer required. Prior to ASU 2015-07 investments reported at net asset value were categorized within the fair value hierarchy based on liquidity. Amendments of ASU 2015-07 are effective for public entities for fiscal years beginning after December 15, 2015. Early adoption is permitted, with a retrospective approach. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient by removal from the fair value hierarchy in all periods presented in the financial statements. The Plan adopted ASU 2015-07 in 2015 and retroactively adjusted its financial statements. There was no material impact on the Plan for the adoption of ASU 2015-07.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

July 2015

FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)” (“ASU 2015-12”). ASU 2015-12 was required as part of its simplification initiative, requiring fully benefit-responsive investment contracts to be measured, presented and disclosed only at contract value, simplification of investment disclosure requirements and provide a measurement date practical expedient for employee benefit plans. The requirements of ASU 2015-12 are effective for employee benefit plans with fiscal years beginning after December 15, 2015, earlier adoption is allowed. Application of ASU 2015-12 is to be done retrospectively. The Plan elected to adopt the provisions of ASU 2015-12 for fiscal year 2015 and retroactively adjusted its financial statements. The early adoption of ASU 2015-12 did not have a material effect on the Plan's financial statements.

2.	INVESTMENTS

Participants may invest in certain investments offered by Ascensus Trust Company, the custodian of the Plan, including a unitized common stock fund containing common stock of Spar Group, Inc. and interest-bearing cash. At December 31, 2015 and 2014, the Plan held 1,241,843 and 1,109,952 unitized shares of Spar Group, Inc. stock fund with fair values of $761,250 and $966,768, respectively. At December 31, 2015 and 2014, the Spar Group, Inc. stock fund consisted of 668,080 and 676,818 shares, respectively, of Spar Group, Inc. common shares valued at $655,035 and $947,362, respectively. Also, at December 31, 2015 and 2014, respectively, the fund contained $106,215 and $19,406 of interest bearing cash.

For risks and uncertainties regarding investment in Spar Group, Inc. common stock, participants should refer to the Spar Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.

Gains and losses included in changes in net assets available for benefits for the years ended December 31, 2015 and 2014 are reported in net appreciation/(depreciation) in Fair Value in Investments.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, are described as follows:

Level 1 :	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 :	Inputs to the valuation methodology include:
	●	quoted prices for similar assets or liabilities in active markets;
	●	quoted prices for identical or similar assets or liabilities in inactive markets;
	●	inputs other than quoted prices that are observable for the asset or liability; and
	●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 :	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. For financial assets recorded at fair value, the description includes an indication of the level of the fair value hierarchy in which the assets are classified. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds: Shares held in mutual funds are valued at quoted market prices in an active market that represent the net asset value (“NAV”) of shares held by the Plan at year-end and are classified as Level 1. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Money market fund: Shares held in the money market fund invests in a variety of money market instruments to seek current income are comprised of high-quality dollar-denominated debt securities with individual maturities of 13 months or less and an average maturity of 75 days or less. The composition of securities is structured to maintain a value of $1 per share and are classified as Level 1 since it is in the active market.

Common stock fund: SPAR Group, Inc. common stock fund is valued at the unitized value, or NAV, as of year-end. The unitized value is computed based upon the daily closing market value of the security plus cash holdings divided by the outstanding units of the Plan and is classified as Level 2.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

2015	Level 1	Level 2	Level 3	Other (1)	Total

Mutual funds	5,521,022	-	-	-	5,521,022

Money market fund	721,099	-	-	-	721.099
SPAR Group, Inc. common stock fund	-	-	-	761,250	761,250

Total investments at fair value	$6,242,121	-	$-	$761,250	$7,003,371

2014	Level 1	Level 2	Level 3	Other (1)	Total

Mutual funds	5,885,385	-	-	-	5,885,385

Money market fund	731,039	-	-	-	731,039
SPAR Group, Inc. common stock fund	-	-	-	966,768	966,768

Total investments at fair value	$6,616,424	-	$-	$966,768	$7,583,192

(1) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables set forth additional disclosures for the fair value measurement of investments in certain entities that calculate NAV per share (or its equivalent) as of December 31:

	2015
	Fair	Unfunded	Redemption	Redemption
Investment Type	Value	Commitments	Frequency	Notice Period
SPAR Group, Inc. common stock fund	$761,250	$-	Daily	Daily

	2014
	Fair	Unfunded	Redemption	Redemption
Investment Type	Value	Commitments	Frequency	Notice Period
SPAR Group, Inc. common stock fund	$966,768	$-	Daily	Daily

4.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Ascensus Trust Company and record keeping services are provided by Ascensus, Inc. Therefore, as defined by the Plan, these transactions qualify as party-in-interest. Fees paid by the Plan for custodial services amounted to $4,830 and $5,040 for the years ended December 31, 2015 and 2014, respectively. Fees paid by the Plan Sponsor for recordkeeping services amounted to $2,070 and $3,000 in 2015 and 2014, respectively.

The Plan’s SPAR Group, Inc. common stock fund as of December 31, 2015 and 2014 represents a party-in-interest investment. The 668,080 and 676,818 shares of Spar Group Inc. common stock held by the fund as of December 31, 2015 and 2014, respectively, represent approximately 3.3% of the Company’s total outstanding shares of common stock as of those dates.

5.	INCOME TAX STATUS

The IRS has determined and informed the Companies by a letter dated January 8, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2012.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

6.	PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants would become 100% vested in their accounts. Upon termination of the Plan, participant accounts will be distributed either in a lump sum, or subject to the Plan provisions as if the Plan had not been terminated.

7.	RISKS AND UNCERTAINTIES

The Plan invests in a money market fund and mutual funds, with underlying assets in various investment securities. The Plan also has an investment option in SPAR Group, Inc. common stock fund that has underlying assets of common stock and cash. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

The Plan is subject to review by certain regulatory authorities. Management does not believe that the effect of such reviews, if any, will have a significant impact on the Plan.

8.	DELINQUENT PARTICIPANT CONTRIBUTIONS

During the Plan year ended December 31, 2014, the Companies did not timely remit, according to the U.S. Department of Labor regulations, $27,994 in participant contributions. The Companies have undertaken the necessary procedures to reimburse affected participants for earnings lost due to the late contributions. As of December 31, 2015, lost earnings and interest in the amount of $41.49 have been restored to participants’ accounts.

9.	SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through July 13, 2016, the date the financial statements were available to be issued. The Plan has determined there are no material subsequent events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

☐☐☐☐☐

SUPPLEMENTARY INFORMATION

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

PLAN #001

EIN #33-0684451

	(b) Identity of Issue,	(c) Description of Investment, Including Maturity Date,	(d) Cost	(e) Current Value
	Borrower, Lessor, or	Rate of Interest, Collateral,
(a)	Similar Party	Par or Maturity Value

	Mutual funds
	Gabelli	Gabelli Asset Fund, 17,428 shares	a	$942,839
	Franklin	Franklin Growth Fund A, 6,968shares	a	511,210
	Ivy	Ivy Asset Strategy Fund Y, 615 shares	a	13,518
	Victory	Victory Sycamore Established Value Fund A, 5,327 shares	a	162,093
	Putnam	Putnam US Government Income Fund A, 5,644 shares	a	75,398
	Sentinel	Sentinel Small Company Fund A, 7,291 shares	a	32,225
	Virtus	Virtus Emerging Mkts Opps Fund A, 42 shares	a	365
	Prudential	Prudential Jennison Mid Cap Growth Income Fund A, 859 shares	a	29,132
	Delaware	Delaware Select Growth Fund A, 70 shares	a	2,747
	PIMCO	PIMCO Total Return Fund A, 12,046 shares	a	121,300
	Neuberger	Neuberger Berman Genesis Fund, 19,924 shares	a	438,133
	Oppenheimer	Oppenheimer Equity Income Fund A, 25,901 shares	a	686,119
	Columbia	Columbia Acorn International Fund, 6,462 shares	a	252,542
	Virtus	Virtus Foreign Opportunities Fund A, 16,219 shares	a	460,142
	BlackRock	BlackRock Global Allocation Fund A, 28,266 shares	a	504,268
	Oppenheimer	Oppenheimer International Bond Fund A, 57,362 shares	a	316,637
	AMG	AMG Chicago Equity Partner Bal Fund A, 27,360 shares	a	408,212
	Oppenheimer	Oppenheimer Global Opportunities Fund A, 2,412 shares	a	108,137
	PIMCO	PIMCO Real Return A, 1,699 shares	a	17,861
	BlackRock	BlackRock Equity Dividend A, 1,458 shares	a	30,547
	JP Morgan	JPMorgan Equity Index Fund A, 1,953 shares	a	67,182
	Allianz	Allianz NFJ International Value A, 860 shares	a	15,459
	Invesco	Invesco Developing Markets Fund A, 177 shares	a	4,348
	Principal	Principal SAM Flexible Income Fund A, 13,281 shares	a	153,921
	Eaton Vance	Eaton Vance Floating - Rate & High Income, 691 shares	a	6,071
	Ivy	Ivy High Income Fund A, 10,408 shares	a	72,232
	AB	AB Global Bond Fund A, 393 shares	a	3,211
	Franklin	Franklin Income Fund A, 1,380 shares	a	2,898
	MFS	MFS Total Return Fund R3, 27 shares	a	459
	Principal	Principal Equity Income Fund A, 6 shares	a	152
	Franklin	Franklin US Government Sec Fund A, 76 shares	a	481
	Deutsche	Deutsche Real Estate Sec Fund A, 1,425 shares	a	30,214
	Wells Fargo	Wells Fargo Adv Disciplined US Core Fund A, 1,527 shares	a	20,719
	Principal	Principal Large Cap S&P 500 Index Fund A, 2,123 shares	a	30,250

	Total mutual funds			5,521,022

	Money market fund
	Oppenheimer	Oppenheimer Cash Reserves Fund A, 731,039 shares	a	721,099

	Common stock fund
*	SPAR Group, Inc.	SPAR Group, Inc. common stock fund, 1,109,952 units	a	761,250

	Total investments at fair value			7,003,371

*	Notes receivable from participants	Loans to participants with 3.25% interest rate secured by participants’ remaining account balances, maturing through 2019	-	134,525

	Total			$7,137,896

* - a party-in-interest as identified by ERISA

a - the cost of participant directed investments is not required to be disclosed

SPAR Group, Inc. 401(k) Profit Sharing Plan

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

As of December 31, 2015

	Employer Identification Number:				33-0684451
	Plan Number:				001
	Totals That Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP	*	Total Fully Corrected Under VFCP and PTE 2002-51

2014 participant contributions transferred late to Plan	$-	$-	$-		$27,994

*Voluntary Fiduciary Correction Program (DOL)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of White Plains, State of New York on July 13, 2016.

SPAR Group, Inc. 401(k) Profit Sharing Plan
(Name of Plan)

By:	/s/ Robert G. Brown
Name: Robert G. Brown
Title: Trustee
By:	/s/ William H. Bartels
Name: William H. Bartels
Title: Trustee
By:	/s/ James R. Segreto
Name: James R. Segreto
Title: Trustee